April 28, 2011	News Release 11-12

FIRST QUARTER 2011 FINANCIAL RESULTS RELEASE DATE,
CONFERENCE CALL AND WEBCAST

First Quarter 2011 Unaudited Financial Results Release: Tuesday, May 10, 2011, after market close.

Conference Call and Webcast: Wednesday, May 11, 2011, at 11:00 a.m. Eastern Time.

Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after May 11, 2011. Audio replay will be available for one week by calling:

Toll-free in North America:	(800) 642-1687, replay conference ID 63416476
All other callers:	(706) 645-9291, replay conference ID 63416476

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.